
RECEIVED

2007 JUN 25 A 5: 50

:ICE OF INTERNATIOI:. L
CORPORATE FINANCE

June 18, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS-CP 063/2007**

    Subject: Execution of Joint Venture Agreement in Bridge Mobile Pte Ltd. – Singapore.

    Date: June 18, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED

JUN 2 8 2007

THOMSON FINANCIAL

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000

Summary Translation Letter
To the Stock Exchange of Thailand
June 18, 2007

RECEIVED

2007 JUN 25 A 5:00

'ICE OF INTERNATIONAL
CORPORATE FINANCE

AIS-CP 063/2007

June 18, 2007

Subject: Execution of Joint Venture Agreement in Bridge Mobile Pte Ltd. – Singapore

To: The President
         The Stock Exchange of Thailand

Refer to: The Letter No. AIS-CP 051/2007 on May 11, 2007.
         Re: Notification of the resolutions of the Board of Directors Meeting no.4/2007

According to the referred letter, the Board of Directors' Meeting no. 4/2007 of Advanced Info Service Public Company Limited (The Company) approved the investment in Bridge Mobile Pte Ltd. – Singapore which is joint force of 10 mobile operators in Asia- Pacific region to provide international roaming service. The Company will invest 2 million shares or 10% stake of such company, approximately investment 2.7 million USD.

Further, the Company signed the Joint Venture Agreement on June 18, 2007. This transaction is not considered as the acquisition and disposition of assets under: *Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, B.E.2547.*

END